Exhibit 4

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of July 26, 2004, between MANDALAY RESORT GROUP, a Nevada corporation (the “Company”) and THE BANK OF NEW YORK, a New York banking corporation, as trustee under the Indenture referred to below (the “Trustee”).  Terms used herein but not otherwise herein defined shall have the meanings assigned to them in the Indenture.

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of March 21, 2003, between the Company and the Trustee, pursuant to which the Company issued its Floating Rate Convertible Senior Notes due 2033 (the “Securities”);

WHEREAS, Section 8.1(3) of the Indenture provides that the Company, when authorized by a Board Resolution, and the Trustee may amend the Indenture without the consent of the Holders for the purpose of making such other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders of the Securities in any material respect;

WHEREAS, the Board of Directors of the Company has determined that (i) it is in the best interest of the Company to authorize and approve the amendments to the Indenture (the “Proposed Amendments”) set forth in this Supplemental Indenture in order allow the Company to notify Holders of the Company’s election to deliver cash in lieu of Common Stock for all or a portion of the Common Stock due to a Holder upon conversion of the Securities and to make such election irrevocable and (ii) that such Proposed Amendments shall not adversely affect the interests of the Holders of the Securities in any material respect;

WHEREAS, the Company has been authorized, through a Board Resolution, to execute and deliver this Supplemental Indenture and a copy of such Board Resolution, certified by the Secretary of the Company, has been delivered to the Trustee prior to the execution of this Supplemental Indenture; and

WHEREAS, all other things necessary to make this Supplemental Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, for and in consideration of the premises, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

1.             Amendments to the Indenture.  (a) Section 11.6 of the Indenture is modified by adding the following language prior to the words “a notice of redemption pursuant to Section 10.3 in respect of a Conversion Date occurring before the Redemption Date set forth in such notice” at the end of the second sentence of the first paragraph of such section:

“a notice delivered pursuant to Section 11.20 or”.

(b) Section 11.6 of the Indenture is modified by adding the following language at the end of the fifth sentence of the first paragraph of such section:

“or in accordance with Section 11.20”.

(c) Section 11.6  of the Indenture is modified by adding the following language prior to the words “to the effect that the Securities would be paid in cash or a combination of cash and Common Stock” at the end of the last paragraph of such section:

“or Section 11.20”.

(d) Article XI of  the Indenture is modified by adding the following section:

“Section 11.20  Notice of the Company’s Election to Settle a Conversion in Cash Prior to the Conversion Date.  The Company may, at any time prior to the Conversion Date, elect to exercise its right to deliver cash in lieu of Common Stock for all or a portion of the Common Stock due to Holders upon conversion of the Securities (“cash settle”) by delivering to the Conversion Agent an irrevocable notice (the “Irrevocable Cash Settlement Notice”) of such election setting forth the number of shares per $1,000 Original Principal Amount of Securities that shall be cash settled by the Company if and when any Holder elects to convert its Securities into Common Stock (the “Cash Settled Shares”).  Within two Business Days after delivery of the Irrevocable Cash Settlement Notice, the Company shall issue a press release (also to be made available on the Company’s Web site on the World Wide Web) stating its election to cash settle and the number of shares per $1,000 Original Principal Amount of Securities that shall be cash settled by the Company when a Holder elects to convert Securities into Common Stock.

Upon delivery of the Irrevocable Cash Settlement Notice, the Company shall be required to pay each Holder that exercises its right to convert its Securities into Common Stock an amount of cash for the Cash Settled Shares as determined pursuant to this Article and shall no longer have the right to deliver Common Stock in respect of the Cash Settled Shares upon conversion of such Securities.  In the event that the Conversion Rate is greater than the number of Cash Settled Shares, the Company shall continue to have the right to cash settle all or a portion of such additional shares in accordance with Section 11.6 of this Indenture.  Furthermore, the Company may, at any time, deliver additional Irrevocable Cash Settlement Notices for the purpose of increasing the number of Cash Settled Shares.  The Company shall issue a press release within two Business days after any such notice is delivered setting forth the increase in the number of Cash Settled Shares and the total amount of Cash Settled Shares.”

2.             Effectiveness.  This Supplemental Indenture will become operative and binding upon each of the Company, the Trustee and the Holders of the Securities as of the day and year first above written.

3. References to and Effect on the Indenture.  On and after the date hereof, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as supplemented by this Supplemental Indenture unless the context otherwise requires.  Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

4.             Trustee Acceptance.  The Trustee accepts the amendment of the Indenture effected by this Supplemental Indenture, as hereby amended, but only upon the terms and conditions set forth in the Indenture, as hereby amended, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee in the performance of its duties and obligations under the Indenture, as hereby amended.  Without limiting the generality of the foregoing, the Trustee has no responsibility for the correctness of the recitals of fact herein contained which shall be taken as the statements of the Company, and makes no representations as to the validity or enforceability against the Company.

5.             Successors and Assignees.  This Supplemental Indenture shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

6.             Headings.  The headings of the sections of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7.             Counterparts and Method of Execution.  This Supplemental Indenture may be executed in several counterparts (including by facsimile), all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

8.             Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

MANDALAY RESORT GROUP

By	/s/ GLENN W. SCHAEFFER
Name:	Glenn W. Schaeffer
Title:	President and Chief Financial Officer

THE BANK OF NEW YORK, as trustee

By	/s/ STACEY B. POINDEXTER
Name:	Stacey B. Poindexter
Title:	Assistant Vice President